David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Tel. (516) 887-8200
Fax (516) 887-8250

                                        July 1, 2008

BY EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ms. Julie Bell, Esq.

Re:           Israeli Historical Sight Seeing Co.
Amendment No.1 to Registration Statement on Form S-1
Filed on June 3, 2008
File Number 333-151388

Dear Ms. Bell:

On behalf of Israeli Historical Sight Seeing Co. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.1 to  Registration Statement on Form S-1/A ("Amendment No.1”) in response to the Commission's comment letter, dated June 24, 2008 (the “Comment Letter”), with reference to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on June 3, 2008.

In addition to Amendment No.1, the Company supplementally responds to all the Commission's comments as follows:

Cover Page

1.           Comment:                                Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.05. Your explanation should address the fact that the $0.05 per share price was the original price paid by selling shareholders and discussed the fact that this prohibits them from making any profits on sales unless and until there is an active trading market. Alternatively, increase the fixed price and pay the addition filing fee.

Response:                                The Amendment No. 1 has been revised in accordance with the Commission’s comments.

Exhibit 5.1

2.           Comment:                                Please confirm that you are qualified to opine on Nevada law.

Response:                                Exhibit 5.1 has been revised in accordance with the discussion our office had with Ms. Bell.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment No.1 as requested by the Commission.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

                                        Very truly yours,

                                         /s/ David Lubin & Associates, PLLC

                                        David Lubin & Associates, PLLC

cc:  Mr. Mark Wallerstein